UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant’s name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

FREIGHTOS LIMITED

FORM 6-K

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of Freightos Limited’s (the “Company”): (i) Interim Unaudited Consolidated Financial Statements as of June 30, 2024, which are attached hereto as Exhibit 99.1; and (ii) Operating and Financial Review and Prospects for the six months ended June 30, 2024, which is attached hereto as Exhibit 99.2.

Exhibit No.	Description
99.1	Interim Unaudited Consolidated Financial Statements as of June 30, 2024.
99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

Incorporation by Reference

The information contained in Exhibits 99.1 and 99.2 hereto is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: September 24, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel